This communication is filed pursuant to Rule 425	Filer: Terra Networks, S.A.

under the Securities Act of 1933, as amended	Issuer: Telefonica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 000-28011

TERRA NETWORKS, S.A., pursuant to the provisions of article 82 of the Stock Market Act, hereby communicates the following

RELEVANT FACT

Further to the Relevant Fact dated on April 25, 2005 and because of the official calling of the Annual General Shareholders’ Meeting of Terra Networks, S.A. to be held on June 2, 2005 at first and sole call, the proposals to be submitted for approval at the Meeting are enclosed to this communication.

The aforementioned proposals and additional information on these proposals are available to shareholders, debenture holders and holders of special rights other than shares, as well as to the employee representatives, for examination, at the Company’s registered office. Additionally, these documents will be accessible “on line” via the Terra Networks, S.A. website (www.terranetworks.com).

Madrid, April 29, 2005

José F. Mateu Isturiz General Counsel and Secretary of the Board of Terra Networks, S.A.

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS OF TERRA NETWORKS, S.A. TO THE ANNUAL SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 2, 2005

Madrid, April 20, 2005

In relation to item I on the Agenda: Examination and, if appropriate, approval of the financial statements and management report, both of Terra Networks, S.A. and of its consolidated group, as well as the proposed distribution of income and the conduct of business by its Board of Directors, all in relation to 2004.

1.-	To approve the financial statements (balance sheet, profit and loss account and notes to financial statements) and the management reports of Terra Networks, S.A. and of its consolidated group for 2004 (as of December 31, 2004), as prepared by the Board of Directors of the Company at its meeting on February 23, 2005, as well as the conduct of business by the Board of Directors of Terra Networks, S.A. in that fiscal year.

In the individual financial statements, the balance sheet as of December 31, 2004, disclosed assets and liabilities each amounting to 2,156,209 thousands of euros, and the profit and loss account at year-end disclosed net income amounting to 190,917 thousands of euros.

In the consolidated financial statements, the balance sheet as of December 31, 2004, disclosed assets and liabilities each amounting to 1,852,210 thousands of euros, and the profit and loss account at year-end disclosed net income amounting to 163,972 thousands of euros.

2.-	To approve the proposed distribution of income by Terra Networks, S.A. for 2004 and amounting to 190,916,208.79 euros as follows:

•	19,091,620.87 euros (10% of the income for the year) to the legal reserve.

•	171,824,587.92 euros to offset “prior years’ losses”.

In relation to item II on the Agenda: Reappointment, ratification and, if appropriate, appointment of Directors.

To approve and ratify, in accordance with the provisions of Article 138 of the Corporations Law and Article 145 of the Mercantile Registry Regulations, the appointments of the following Directors, made under the co-optation system, for the five-year term provided for in the Corporate Bylaws and as from the date of this Shareholders’ Meeting:

•	Fernando Labad Sasiaín.

•	Alfonso Merry del Val Gracie.

To reappoint Mr. Francisco Moreno de Alborán y de Vierna as member of the Company’s Board of Directors for the five-year term provided for in the Corporate Bylaws and as from the date of this Shareholders’ Meeting.

In relation to item III on the Agenda: Shareholders’ remuneration: distribution of dividends with a charge to the additional paid-in capital reserve.

To approve the payment of a cash dividend with a charge to the “Additional Paid-in Capital Reserve” account in a gross fixed amount of 0.60 euros per issued and allotted share of the Company with the right to collect a dividend on the payment date, up to a maximum total amount of 345 million euros.

The payment will be made on July 6, 2005, through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), in such manner as will be duly announced.

If appropriate, tax will be withheld on any gross amounts paid as required by the legislation in force from time to time.

In relation to item IV on the Agenda: Appointment of auditor of Terra Networks, S.A. and its consolidated group of companies.

To appoint the firm “Ernst & Young, S.L.”, for an initial period of three years, as auditor for the verification of the financial statements and the management reports of Terra Networks, S.A. and of its consolidated group of companies, for years 2005, 2006 and 2007.

In relation to item V on the Agenda: Examination and approval, if applicable, of the Merger Plan of Telefónica, S.A. and Terra Networks, S.A. and approval, as the Merger Balance Sheet, of Terra Networks, S.A.’s Balance Sheet closed on December 31, 2004. Approval of the merger between Telefónica, S.A. and Terra Networks, S.A. by means of the absorption (absorción) of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer, by universal succession, of all of its assets and liabilities to Telefónica, S.A., stating that the exchange of shares will be fully satisfied by means of the delivery of Telefónica S.A.´s treasury shares, all in accordance with the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Companies Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

A)	Examination and, if appropriate, approval of the Plan for the Merger of Telefónica, S.A. and Terra Networks, S.A. by means of the absorption (absorción) of the latter by the former.

To approve in its entirety the Plan for the Merger by absorption of Terra Networks, S.A. into Telefónica, S.A. drafted and signed by the Directors of the two companies pursuant to the provisions of the Merger Plan itself approved by their respective Boards of Directors at their meetings held on February 23, 2005. The Merger Plan was deposited at the Madrid and Barcelona Mercantile Registries on March 2 and 3, 2005, respectively, the relevant marginal notes were made, and the deposits were published in the Official Mercantile Registry Gazette on March 14, the deposit at Madrid, and on March 29, 2005, the deposit at Barcelona.

The text of the Merger Plan approved by this resolution is attached as an Exhibit to the Minutes of the Shareholders’ Meeting.

B)	Examination and, if appropriate, approval of the balance sheet of Terra Networks, S.A. as of December 31, 2004 as the Merger Balance Sheet

To approve as the Merger Balance Sheet of Terra Networks, S.A. the balance sheet as of December 31, 2004, prepared by the Board of Directors of Terra Networks, S.A. at its meeting held on February 23, 2005, duly verified by Deloitte, S.L., auditor of Terra Networks, S.A. and approved by the Shareholders’ Meeting under item I on the Agenda.

The text of the Merger Balance Sheet and the related report by the Company’s auditors is attached as an Exhibit to the Minutes of the Shareholders’ Meeting.

C)	Examination and, if appropriate, approval of the merger between Telefónica, S.A. and Terra Networks, S.A. by means of the absorption (absorción) of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer, by universal succession, of all of its assets and liabilities to Telefónica, S.A., stating that the exchange of shares will be fully satisfied by means of the delivery of Telefónica S.A.´s treasury shares, all in accordance with the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Companies Income Tax Law in connection with the merger.

I.-	Approval of the merger between Telefónica, S.A. and Terra Networks, S.A.

To approve the merger of Telefónica, S.A. and Terra Networks, S.A. whereby the latter is absorbed into the former, with the dissolution without liquidation of Terra Networks, S.A. and the transfer en bloc, by universal succession, of all its assets and liabilities to Telefónica, S.A., which will acquire the rights and obligations of Terra Networks, S.A. by way of universal succession.

In accordance with the provisions of the Merger Plan, in order to make the exchange of shares under the merger, Telefónica, S.A. will deliver treasury stock to the shareholders of Terra Networks, S.A. according to the exchange ratio stipulated in the Merger Plan. The shares of Terra Networks, S.A. owned by Terra itself, by Telefónica, S.A. or by any person acting in his own name but on behalf of Terra Networks, S.A. or Telefónica, S.A. will not be exchanged, since they are subject to the provisions of Article 249 of the Corporations Law, as subsequently to be resolved.

The exchange of the shares of Terra Networks, S.A., to be made using the procedure and according to the exchange ratio described in the Merger Plan, will require Telefónica, S.A. to deliver up to a maximum of 29,274,686 shares, which will be frozen as from the date of adoption of the merger resolution.

All the powers necessary to set the conditions for delivering the shares, where not provided for by the Shareholders’ Meeting, including the implementation of the procedure for exchanging the shares, is delegated to the Board of Directors which may, in turn, delegate authority to the Executive Chairman and to the Nondirector Secretary of the Company’s Board of Directors to act severally.

All of the foregoing is carried out as established in the Merger Plan dated February 23, 2005, deposited at the Madrid and Barcelona Mercantile Registries, as the registries with jurisdiction over the registered offices of the merging companies, in accordance with the procedure set forth under Chapter VIII, Section Two of the Corporations Law and in the light of the report of the independent expert KPMG Auditores, S.L. issued on April 12, 2005 in compliance with the provisions of Article 236 of the Corporations Law.

Also in compliance with the provisions of Article 228 of the Mercantile Registry Regulations, and as an integral part of the merger resolution the following circumstances are put forth:

1.	Identifying particulars of the participants

(i)	Telefónica, S.A. (absorbing company)

Telefónica, S.A. (“Telefónica”), with registered office in Madrid, at calle Gran Vía, 28, incorporated in perpetuity under a deed executed in the presence of the Madrid notary Alejandro Roselló Pastor on

April 19, 1924, under protocol number 141. Telefónica is registered at the Madrid Mercantile Registry in volume 12,534, on sheet 21, page M-6164. Its Taxpayer Identification Number is A-28015865.

(ii)	Terra Networks, S.A. (absorbed company)

Terra Networks S.A. (“Terra”), with registered office in Barcelona, at calle Nicaragua, 54, incorporated in perpetuity as Telefónica Comunicaciones Interactivas, S.A., under a public deed executed in the presence of the Madrid notary José Antonio Escartín Ipiens on December 4, 1998, under number 5276 of his protocol. Its corporate name was changed to its current name under a public deed executed in the presence of the Madrid notary Francisco Arriola Garrote on October 1, 1999, under number 1269 of his protocol, and its registered office was relocated to its current address by resolution adopted at the Annual Shareholders’ Meeting held on June 8, 2000, executed in the presence of the Pozuelo de Alarcón notary Nicolás Ferrero López on August 3, 2000, under number 2893 of his protocol. Terra Networks is registered at the Barcelona Mercantile Registry in volume 32,874, on sheet 165, page B-217925. Its Taxpayer Identification Number is A-82196080.

2.	Bylaw amendments

No bylaw amendments will be made as a result of the merger. Nonetheless, it is stated for the record that the Annual Shareholders’ Meeting of Telefónica will be asked to approve a capital reduction of €34,760,964 by means of the redemption and retirement of 34,760,964 shares of treasury stock, and the related rewording of Article 5 of the Corporate Bylaws, all in compliance with the proposal made under item VII on the Agenda of said Annual Shareholders´ Meeting of Telefónica, as referred to in item VI of the Annual Shareholders´ Meeting of Terra.

3.	Merger exchange ratio

The exchange ratio for the shares of the merging companies, which was calculated on the basis of the actual net worth of Telefónica and Terra, will be as follows, without any additional cash payment:

Two (2) Telefónica shares, each with a par value of one euro (€1), for every nine (9) Terra shares, each with a par value of two euros (€2).

The calculation of the exchange ratio took into account the dividends that the two companies plan to distribute, as referred to in section 8 of the merger plan and in Section 5 below.

4.	Exchange procedure

The procedure for exchanging the shares of Terra for Telefónica shares will be as follows:

(a)	After the Shareholders’ Meetings of the two companies have approved the merger and the merger deed has been registered at the Madrid Mercantile Registry (following assessment by the Barcelona Mercantile Registry), the shares of Terra will be exchanged for Telefónica shares.

(b)

The exchange will take place on or after the date indicated in the notices to be published in the Official Mercantile Registry Gazette, in one of the highest circulation daily newspapers in Madrid and Barcelona, and, if necessary, in the Official Gazettes of the Spanish Stock Exchanges. To such end, a financial institution will be designated to act as an Agent and will be indicated in the aforementioned notices.

(c)	The shares of Terra will be exchanged for Telefónica shares through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), which are the custodians of the shares, in accordance with the procedures established for the book-entry system, in conformity with the provisions of Royal Decree 116/1992, of February 14, and pursuant to the provisions of Article 59 of the Corporations Law insofar as it is applicable.

(d)	Shareholders with shares that represent a fraction of the number of Terra shares set in the exchange ratio may acquire or transfer shares with a view to then exchanging them pursuant to the exchange ratio. Notwithstanding this, the merging companies may establish mechanisms with a view to facilitating the exchange in the case of Terra shareholders with a number of shares which is not a multiple of nine (9), including the designation of a Share Fraction/Residue Agent.

(e)	As a result of the merger, the shares of Terra will become null and void.

It is stated for the record that Telefónica, on the date of the Merger Plan, owned four hundred and thirty six million two hundred and five thousand four hundred and nineteen (436,205,419) Terra shares, representing seventy five point eighty seven per cent (75.87%) of its capital stock and, prior to the calling of the Annual Shareholders Meeting, acquired seven (7) additional Terra shares so that the number of Terra shares required for the exchange is a multiple of the exchange ratio. As required by the provisions of Article 249 of the Corporations Law and of the legislation on treasury stock, the Terra shares in Telefónica’s possession will not be exchanged for Telefónica shares.

It is also stated for the record that Terra holds seven million (7,000,000) shares of treasury stock which were intended for redemption after modification of the system of coverage for the following stock option plans: (i) the Terra stock option plan approved by the Shareholders’ Meeting of Terra on October 1, 1999, as amended by the resolutions of the Shareholders’ Meetings on June 8, 2000, and June 7, 2001, and implemented by Terra’s Board of Directors, and (ii) stock option plans resulting from Terra taking on the Lycos Inc. stock option plans approved by the Shareholders’ Meeting of Terra on June 8, 2000, and amended by the Shareholders’ Meeting on June 7, 2001, and implemented by the Board of Directors.

Said seven million (7,000,000) shares will not be exchanged either, in conformity with the provisions of Article 249 of the Corporations Law and related provisions, although as soon as the merger is registered, Telefónica will succeed Terra as the obligor under those plans, which will be amended pursuant to the exchange ratio established in the Merger Plan. In order not to harm the interests of the beneficiaries of those plans, Telefónica will, if necessary, establish mechanisms that ensure due regard to the commitments given by Terra in relation to said stock option plans.

5.	Date from which the new shares delivered in exchange will give the right to participate in corporate income, and any special features of this right

Since the Telefónica shares to be used for the exchange are existing shares, of the same class and series as those of the other shares of Telefónica currently issued and allotted, upon delivery they will entitle their holders to participate in corporate income generated as from January 1, 2005, on the same terms as other issued and allotted shares.

All the shares of Telefónica, including those delivered to make the exchange, will participate in distributions made after the registration of the merger deed at the Mercantile Registry with equal rights in proportion to the par value of each share.

It is stated for the record that, in conformity with the provisions of the merger plan, Telefónica has made or, as the case may be, intends to make, the following distributions of dividends:

(i)	Payment on May 13, 2005, of an interim dividend for the year ended December 31, 2004. This dividend was announced by the Board of Directors at its meeting on January 26, 2005, and was establish in a fixed amount of 0.23 euros per share in the meeting of said Board held on February 23, 2005. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from such distribution.

(ii)	The distribution of Telefónica treasury stock, in a ratio of one share of treasury stock for every twenty-five shares held by the shareholder, with a charge to the additional paid-in capital reserve. The proposed distribution was resolved by the Board of Directors at its meeting on November 24, 2004, and will be submitted for approval by the Annual Shareholders’ Meeting of Telefónica. As it is envisaged that the shares will be delivered, in any case, before the registration of the merger between Telefónica and Terra at the Mercantile Registry. Terra shareholders who become Telefónica shareholders as a result of the merger will not benefit from such distribution.

(iii)

The payment of a dividend with a charge to the additional paid-in capital reserve to be made on November 11, 2005, provided that the merger deed has been registered at the Madrid Mercantile Registry before then. If the merger is registered at the Mercantile Registry after that date, the dividend will be paid on the sixth stock exchange business day after the date of registration. The proposed dividend was announced by the Telefónica’s Board of Directors at its meeting on November 24, 2004, and will be submitted for approval by the Annual Shareholders’ Meeting of Telefónica. The fixed amount of the dividend is 0.27 euros per share. Unlike the provisions for dividends described above in subsections (i) and (ii), this dividend will be received by both the Telefónica shareholders and the Terra stockholders who become Telefónica shareholders as a result of the merger.

In turn, and also as established in the Merger Plan, Terra will pay a dividend of €0.60 per share with a charge to the “Additional Paid-in Capital Reserve” account. The proposed distribution was resolved by Terra’s Board of Directors at its meeting on February 23, 2005 and has been approved at this Shareholders’ Meeting. It is planned to pay this dividend in the days following this Shareholders´ Meeting and, in any event, before the registration of the merger between Telefónica and Terra at the Mercantile Registry. Only the shareholders of Terra will benefit from such distribution.

6.	Date of accounting effects of the merger

January 1, 2005, is set as the date from which Terra’s transactions will be deemed performed for accounting purposes for the account of Telefónica.

7.	Special rights

There are no special shares at Terra. There are no holders of special rights other than shares either, except for those relating to the beneficiaries (employees, executives and directors of the Terra Group companies) of the Terra stock option plans referred to in section 4 above and in section 5 of the Merger Plan. After the merger takes effect, Telefónica will succeed Terra as the obligor under those plans. Terra stock options will be converted automatically into Telefónica stock options, on the terms resulting from the exchange ratio set in section 3 above. All references to Terra or, as the case may be, to Lycos Inc. or to Lycos Virginia, in those stock option plans will be deemed made to Telefónica as from the date of registration of the merger.

The Telefónica shares delivered to the shareholders of Terra by virtue of the merger contemplated in the Merger Plan will not give their holders any special right whatsoever.

8.	Advantages to be attributed to the Directors and independent experts

No advantages of any kind will be attributed to the directors of either merging company, or to the independent expert who has acted in the merger.

II.-	Proposal to carry out the merger under the special tax regime provided for in Title VII, Chapter VIII of the Revised Corporate Income Tax Law

To resolve to carry out the merger under the special tax regime provided for in Title VII, Chapter VIII of the Revised Corporate Income Tax Law, as

approved by Legislative Royal Decree 4/2004, for which purpose the merger will be reported to the State Tax Inspection Office in such manner as is established by regulations and pursuant to Article 96 of the Revised Corporate Income Tax Law and concordant provisions.

III.-	Establishment of a procedure to facilitate the exchange of shares

In accordance with the provisions of the Merger Plan, stockholders of Terra Networks, S.A. who possess shares representing a fraction of the number of shares of Terra Networks, S.A. set in the exchange ratio may acquire or transfer shares in order to then exchange them pursuant to the exchange ratio. The relevant decisions to buy or sell shares of Terra Networks, S.A. on the market in order to achieve a number of shares of Terra Networks, S.A. which is a multiple of nine, must be made by each stockholder personally.

Notwithstanding the foregoing, under the provisions of the Merger Plan, it is resolved to establish a mechanism with a view to facilitating the exchange in the case of stockholders of Terra Networks, S.A. with a number of shares which is not a multiple of nine (9). The main terms and conditions of this mechanism are as follows:

(i)	Bearing in mind that the exchange ratio is equivalent, in singular terms, to the delivery of one share of Telefónica, S.A. for every 4.5 shares of Terra Networks, S.A., at the close of the last stock market session of Terra Networks, S.A. on the Spanish stock exchanges (the “Reference Date”), each stockholder of Terra Networks, S.A. who, pursuant to said exchange ratio, expressed in singular terms, of one share of Telefónica, S.A. for every 4.5 shares of Terra Networks, S.A., is entitled to receive a whole number of shares of Telefónica, S.A. and has an excess fraction or a residue of shares of Terra Networks, S.A. of less than 4.5, may transfer such fraction or residue to such share fraction/residue agent as may be designated for the purpose (the “Fraction/Residue Agent”), all of the foregoing on the understanding that, the calculation of the fraction/residue relating to each stockholder position will use all the shares of Terra Networks, S.A. making up that position.

Likewise, a stockholder of Terra Networks, S.A. who has a number of shares of Terra Networks, S.A. that is less than 4.5 may transfer those shares to the share fraction/residue acquiror.

It will be deemed that each stockholder of Terra Networks, S.A. accepts the share fraction/residue acquisition system provided for herein, without needing to send instructions to the relevant entity participating in IBERCLEAR, which will inform the stockholder of the result of the transaction after completion.

(ii)	Having regard to the exchange ratio resolved, it is stated for the record that, regardless of the number of shares making up each shareholder position, the only situations in which a fraction/residue can be acquired are as follows:

Number of Terra shares	Corresponding number of shares of Telefónica, S.A. by virtue of exchange	Fraction/residue of Terra Networks, S.A. shares subject to fraction/residue acquisition system
1	0	1
2	0	2
3	0	3
4	0	4
5	1	0.5
6	1	1.5
7	1	2.5
8	1	3.5
9	2	0

Consequently, in any stockholder position, if there is a fraction/residue, it will range from a minimum of 0.5 shares of Terra Networks, S.A. to a maximum of 4 shares of Terra Networks, S.A.

(iii)	The fraction/residue acquisition price will be set pursuant to the arithmetic mean of the average weighted price of shares of Terra Networks, S.A. on the Spanish Unified Computerized Trading System (Continuous Market) for last three stock market sessions of Terra Networks, S.A. on Spanish stock exchanges.

If the fraction/residue in question is one share of Terra Networks, S.A., its purchase price will be the arithmetic mean of the average weighted price of shares of Terra Networks, S.A. on the Spanish Unified Computerized Trading System (Continuous Market) for the last three stock market sessions of Terra Networks, S.A.; by analogy, if the fraction/residue is not one share, its acquisition price will be calculated using the same criterion as that resolved herein, but in due proportion to the specific amount of the fraction/residue.

(iv)	The entity designated as the share Fraction/Residue Agent will, acting in its own name and behalf, acquire any excess share residue in the positions existing at the end of the stock market session of Terra Networks, S.A. relating to the Reference Date. The shares or fractions of shares of Terra Networks, S.A. acquired by the Fraction/Residue Agent will be exchanged for the appropriate number of shares of Telefónica, S.A. pursuant to the Merger Plan.

(v)

The Board of Directors is empowered, with the express power to delegate authority to the Executive Chairman and the Nondirector Secretary of the Board of Directors to act severally, to implement the mechanism for acquiring share fractions/residue set forth herein, including without limitation, the decision on what the Reference Date is to be, so that, after such date, the share fractions/residue may be acquired; to draft the relevant exchange notice; and as many other powers as may be necessary or merely appropriate for the success of the exchange under the merger and the mechanism for acquiring fractions/residue resolved herein.

D)	Delegation of powers to formalize, interpret, rectify and implement this resolution

To empower the Executive Chairman and the Nondirector Secretary of the Board of Directors so that each and either one of them individually may, without prejudice to any delegations of authority included in this resolution or to any existing notarization authority, formalize and implement this resolution, being able to execute for such purpose any public or private documents that may be necessary or appropriate (including those for interpretation, clarification, rectification of errors or curing of defects and the publication of as many notices as may be required or merely appropriate) so as to comply with them as precisely as possible and to register them, if necessary, at the Mercantile Registry or at any other public registry. The delegation includes, on the broadest terms, the power to guarantee the financial claims of any creditors who might oppose the merger.

In relation to item VI on the Agenda: To consent to and approve, as far as necessary, the resolutions to be adopted by the Annual Shareholders’ Meeting of Telefónica, S.A. under items IV and VII on the Agenda for the Meeting relating to: (i) Appointment of Directors; and (ii) capital reduction by means of the redemption and retirement of treasury stock, with the exclusion of the right of creditors to object, rewording the Article in the Corporate Bylaws relating to capital stock.

To consent and to approve, as far as necessary, the resolutions to be adopted by the Annual Shareholders’ Meeting of Telefónica, S.A. under items IV and VII on the Agenda for the Meeting, according to the following verbatim transcription:

Note: the following is a verbatim transcription of the proposed resolutions of the Board of Directors of Telefónica, S.A. under items IV and VII on the Agenda of the Company’s Annual Stockholders’ Meeting to be held on May 30, 2005, on first call, and on May 31, 2005, on second call. The wording of the final resolutions adopted in this respect by the Annual Shareholders’ Meeting of Telefónica, S.A. will be furnished and included upon the holding of the Annual Shareholders’ Meeting of Terra Networks, S.A.

Resolution regarding Point IV on the Agenda of Meeting: Appointment of Directors.

Re-election of the Director Mr. Antonio Viana- Baptista for an additional five-year term.

Resolution regarding Point VII on the Agenda of Meeting: Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the Bylaws that refers to the share capital.

In accordance with the terms of the “TIES Program” (compensation system tied to the market price of the Telefónica, S.A. share, with subscription of shares and grant of stock options, targeted at the non-executive employees of the Telefónica Group, that was established on the basis of the resolutions adopted at the Annual General Shareholders’ Meeting of April 7th, 2000) the following is resolved:

A)	To reduce the share capital of the Company by 34,760,964 euros, by the redemption of 34,760,964 own shares that were acquired previously as authorised at the time by the General Meeting within the limits established in article 75 et seq and additional provision 1.2 of the Spanish Corporations Act (Ley de Sociedades Anónimas). Article 5 of the corporate Bylaws referring to the amount of share capital is therefore amended, and shall be worded as follows:

“Article 5.- Share Capital

1.- The corporate share capital amounts to Euros 4,921,130,397 represented by 4,921,130,397 ordinary shares in a single series and having a par value of 1.00 Euro each, fully paid up.

2.- The General Shareholders’ Meeting, in accordance with such requirements and within such limits as have been statutorily established to such effects, may delegate upon the Board of Directors the power to increase the share capital.”

The reduction of capital is done with a charge to the Additional Paid- in Capital Reserve, canceling, in the appropriate amount, the restricted reserve referred to by article 79.3 of the Spanish Corporations Act, and setting aside a reserve for retired capital in the amount of 34,760,964 Euros (equal to the nominal value of the retired shares). The latter reserve may only be drawn on subject to the same requirements as apply to reductions of capital stock under article 167.3 of the Spanish Corporations Act. Consequently, in accordance with the terms of the said article, the Company’s creditors will not be entitled to the right to object referred to by article 166 of the Spanish Corporations Act in relation to the reduction of capital resolved herein.

The reduction shall not give rise to the repayment of contributions since the Company itself is the owner of the shares redeemed. The purpose of the reduction, therefore, is the cancellation of the own shares.

It is declared, for the purposes of article 289.1 of the Spanish Corporations Act, that the consent of the Syndicates of Bondholders relating to issues of bonds in circulation is not required, provided the reduction in capital hereby resolved does not reduce the initial ratio between the total capital plus reserves and unredeemed bonds.

B)	Authorize the Board of Directors so that, within one year after the adoption of this resolution, it may determine those points which have not been expressly stipulated in this resolution or which are a consequence hereof, and adopt the resolutions, perform the acts and grant the public or private documents necessary or convenient for the fullest execution of this resolution, including, by way of illustration and without limitation, publication of the legally prescribed notices and filing of the relevant applications and reports for having the retired shares removed from stock market trading, with authority to have such powers delegated by the Board of Directors to the Executive Committee, to the Executive Chairman of the Board of Directors, or to any other person expressly empowered by the Board of Directors for such purpose.

In relation to item VII on the Agenda: Delegation of powers to formalize, interpret, rectify and implement the resolutions adopted by the Shareholders’ Meeting.

To empower the Executive Chairman and the Nondirector Secretary of the Board of Directors so that each and either one of them individually may, without prejudice to any delegations of authority included in the preceding resolutions or to any existing notarization authority, formalize and implement the preceding resolutions, being able to execute for such purpose any public or private documents that may be necessary or appropriate (including those for interpretation, clarification, rectification of errors or curing of defects) so as to comply with them as precisely as possible and to register them, if necessary, at the Mercantile Registry or at any other public registry.

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